SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

EXPLANATORY NOTE

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Turbo Energy, S.A. (“Turbo Energy” or the “Company”) is filing this Report on Form 6-K to report the results of the Company’s Annual General Shareholders’ Meeting, held at its registered offices, Calle Isabel la Católica, 8 Oficinas 50-51, 46004 Valencia, Spain, on Tuesday, January 24, 2025 at 11:00 a.m. Eastern Time.

As of the record date, May 28, 2025, the Company had 55,085,700 Ordinary Shares issued and outstanding. 92.61%, or 51,017,400 shares, were voted and a quorum was achieved.

Resolution #1:  To elect eight persons to the Board of Directors of the Company, each to serve until the next annual general meeting of shareholders, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

FOR	AGAINST	ABSTAIN
50,858,775	157,450	1,175

Resolution #2: To ratify the appointment of TAAD, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

FOR	AGAINST	ABSTAIN
51,000,225	16,000	1,175

Resolution #3: To ratify the appointment of Grant Thornton, SLP Sociedad Unipersonal as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2025.

FOR	AGAINST	ABSTAIN
51,000,225	16,000	1,175

Resolution #4: To assess and, where appropriate, approve of the individual annual accounts (balance sheet, profit and loss account, statement of changes in equity for the year, cash flow statement and notes to the annual accounts), as well as the management report, as required under the Spanish law.

FOR	AGAINST	ABSTAIN
51,003,825	12,400	1,175

Resolution #5: To examine and, where appropriate, approve the individual annual accounts’ proposed results allocation, as required under the Spanish law.

FOR	AGAINST	ABSTAIN
51,003,250	12,400	1,750

Resolution #6: To examine and, where appropriate, approve the management of the Company by the Board of Directors (the Board”) for the fiscal year ended December 31, 2024, as required under the Spanish law.

FOR	AGAINST	ABSTAIN
51,003,250	12,975	1,175

Resolution #7: To examine and, where appropriate, approve the delegation to the Board of the power to carry out capital increases, within the limit provided for in Article 297.1.B of the Spanish Companies Act, up to half of the share capital at the date of the authorization, within the legal period of one year from the date of this Annual Meeting, with the possibility of carrying out the increase on one or more occasions and with the power to exclude the right of subscription in whole or in part, in accordance with the provisions of Article 506 of the Spanish Companies Act. This delegation to increase the share capital excluding subscription rights may not exceed twenty percent of the Company’s share capital.

FOR	AGAINST	ABSTAIN
50,858,125	154,750	4,525

Resolution #8: To examine and, where appropriate, approve to authorize, as the case may be, the Board for a non-extendable period of one year, pursuant to the provisions of Article 319 of the Commercial Registry Regulations and 511 of the Spanish Companies Act, and on one or more occasions, to issue bonds or bonds convertible and/or exchangeable for shares of the Company, including instruments of a similar nature, convertible or exchangeable for shares of the Company, or which may directly or indirectly entitle the Board to subscribe shares of the Company, including warrants, with express powers to exclude pre-emptive subscription rights in issues, with the Board being empowered to set the conditions thereof, in accordance with the conversion bases agreed by the shareholders’ meeting, and to proceed with the capital increases required for their conversion, excluding the shareholders’ pre-emptive rights, provided that when exercising the delegation, the mandatory reports required by current legislation are submitted, both by the Board itself and by the Independent Auditor appointed if necessary. The maximum amount of the issues authorized under said delegation may not exceed the global amount of 60,000,000 Euros, nor may the individual issue in each case require the simultaneous approval of a capital increase of more than twenty percent of the total capital resulting therefrom. Furthermore, in the event that the pre-emptive subscription right is excluded from the issues, the maximum number of shares into which the bonds issued or instruments of a similar nature may be converted may not exceed twenty percent of the number of shares comprising the share capital at the time of the authorization;

FOR	AGAINST	ABSTAIN
50,861,475	154,750	1,175

Resolution #9: To grant powers for the execution and notarization of resolutions. To execute such public documents as may be necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this Annual Meeting, including the correction or rectification, if necessary.

FOR	AGAINST	ABSTAIN
50,999,900	12,975	4,525

Resolution #10: To read and approve, where appropriate, the general shareholders meeting minutes.

FOR	AGAINST	ABSTAIN
51,103,200	3,025	1,175

All ten resolutions put to the shareholders were approved.

EXHIBIT INDEX

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Press Release, titled “Turbo Energy Announces Results of 2025 of Annual General Meeting of Shareholders,” dated June 27, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: June 27, 2025	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

3